UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File No. 1-4329

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750

(State or other jurisdiction of	(I.R.S. employer

incorporation or organization)	identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Clarksdale) for the fiscal year ended December 31, 2001, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver PHILIP G. WEAVER Vice President and Chief Financial Officer Plan Administrator

Date: June 28, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

December 31, 2001 and 2000
Year Ended December 31, 2001 with Report of Independent Auditors

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000
Year Ended December 31, 2001

Report of Independent Auditors	1

Financial Statements

Statements of Assets Available for Benefits Statement of Changes in Assets Available for Benefits Notes to Financial Statements	2 3 4

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)	9

Report of Independent Auditors

Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

We have audited the accompanying statements of assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Clarksdale) (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 25, 2002

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

Statements of Assets Available for Benefits

	December 31

	2001	2000

Investments, at market:

Interest in investment trust	$130,354	$65,261

Mutual funds	52,160	31,961

	182,514	97,222

Cash	1,463	898

Receivables:

Participant contributions	—	1,144

Employer contributions	2,770	20,552

Assets available for benefits	$186,747	$119,816

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2001

Additions:

Employer contributions	$2,770

Participant contributions	57,807

Net appreciation in fair value of investments	17,565

Interest and dividends	6,879

Other	31

Total additions	85,052

Deduction:

Participant withdrawals	18,121

Total deduction	18,121

Net increase	66,931

Assets available for benefits at beginning of year	119,816

Assets available for benefits at end of year	$186,747

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

December 31, 2001

Notes to Financial Statements

1. Description of Plan

The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Clarksdale) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #556 and Cooper Tire & Rubber Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The employer contributions to the Plan are made annually by the Company as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and Plan earnings.

Forfeitures

Forfeitures are used by the Company to reduce its obligation.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

December 31, 2001

Notes to Financial Statements (Continued)

1. Description of Plan (continued)

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After five years, the participants are vested in the Company’s contributions plus actual earnings thereon.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

Except for the investment contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

December 31, 2001

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Recognition (continued)

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 5.9% in 2001. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 2.4% to 6.9% at December 31, 2001.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Interest in Investment Trust	$20,926

Mutual funds	(3,361)

$17,565

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

December 31, 2001

Notes to Financial Statements (Continued)

3. Investments (continued)

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	December 31

	2001	2000

American Washington Mutual Investors Fund	$21,108	$13,791

Investment Company of America Fund	20,333	15,110

4. Investment Trust

Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

At December 31, 2001 and 2000, the Plan’s interest in the net assets of the Investment Trust was approximately 0.09% and 0.04%, respectively.

The following presents the fair value of the investments in the Investment Trust:

	December 31

	2001	2000

Cooper Tire & Rubber

Company common stock*	$141,871,696	$101,494,282

Investment contracts	69,409,794	54,655,337

Money market mutual fund	4,777,526	3,773,708

Total assets	$216,059,016	$159,923,327

*	Nonparticipant-directed

The fair value of the investment contracts was $65,893,809 and $51,218,102 at December 31, 2001 and 2000, respectively.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

December 31, 2001

Notes to Financial Statements (Continued)

4. Investment Trust (continued)

Investment income for the Investment Trust for the year ended December 31, 2001 is as follows:

Interest and dividends	$4,168,925

Net appreciation in fair value of investments:

Common stock	49,734,588

Money market mutual fund	–

5. Nonparticipant-Directed Investments

Cooper Tire & Rubber Company common stock is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 2001 is as follows:

Contributions	$2,450,399

Dividends	4,070,835

Net appreciation in fair value of investment	49,734,588

Participant withdrawals	(6,383,715)

Transfers out to other investment options	(9,494,693)

6. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan administrator believes the Plan is qualified and, therefore, the related trust is exempt from taxation.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)

Employer ID # 34-4297750
Plan # 019

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

December 31, 2001

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Identity of Issue	Par or Maturity Value	Value

American Funds	American Washington Mutual Investors Fund	$21,108

American Funds	Investment Company of America Fund	20,333

Janus Funds	Janus Worldwide Fund	4,663

MFS Family of Funds	Massachusetts Investors Growth Stock Funds	4,606

Invesco Funds	Dynamics Fund	1,116

* National City Bank	Armada Government Money Market Fund #509	268

* National City Bank	Armada Equity Index Fund #42	66

		$52,160

*	Party-in-interest.